UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: November 25, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek’s 3D Functional InkJet Technology System, Gryphon,
Successfully Concludes a Beta-Test

MIGDAL HA'EMEK, Israel, November 25, 2014- Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced today that its 3D Functional InkJet Technology system for PCB solder mask applications, known as Gryphon, successfully completed a beta testing phase at Eltek Ltd.'s (Nasdaq: ELTK) site in Israel. The application system and solder mask material performed according to specification and met its quality and process requirements.

Rafi Amit, Chairman and CEO of Camtek commented, “This is an important milestone for Camtek and I am very happy with the results from the successful conclusion of our beta-test with Eltek.  Eltek has been a close working partner of Camtek’s for many years and is one of the leaders at the high-end of PCB manufacture with stringent technical requirements, which Gryphon surpassed.   I would like to thank the talented team at Eltek for their hard work and help in this endeavor.”

Mr. Amit, continued. “The successful ending of the beta testing phase at Eltek is a very important achievement and we are now well on the way towards the commercialization of Gryphon. While we have another Gryphon system in a beta-test still on-going - we expect to begin shipments to customers in the near future and we look forward to working with them to significantly improve their PCB workflow. As part of our marketing efforts, we recently opened a demo center in Orange County, California, enabling potential customers to see the Gryphon in operation. We see very strong potential with this new product and expect to begin recognizing revenues during 2015.”

Roberto Tulman, Deputy CEO and CTO of Eltek commented, “We thank Camtek and its dedicated team for the opportunity to test and use this new technology, helping us fabricate PCBs with better soldermask registration and shorter lead times. Operator training has already begun and we look forward to incorporating this new capability within our production process and realizing its full potential.”

ABOUT ELTEK LTD. Eltek is one of Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries. Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

Safe Harbor with Regard to Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.